FORM 6_K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15-d-16

Of the Securities Exchange Act of 1934

For the Month of April, 2003

Telesis North Communications Inc.

35 – The Links Road, Ste. 210 – Toronto, Ontario, M2P 1T7

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

.

TELESIS NORTH COMMUNICATIONS INC.

(the "Company")
210 – 35 The Links Road

Toronto, Ontario

M2P 1T7

(416) 229-9666 (Phone)

(416) 229-1396 (Fax)

NEWS RELEASE

Trading Symbol:  TNC

April 3, 2003

Company Amends Private Placement

The Company wishes to announce that it has amended the Private Placement as announced in its News Release of April 2, 2003.

In connection with this placement, Telesis has agreed to issue 66,060 Units as a finders fee, to entities acting in that capacity, subject to exchange approval.

ON BEHALF OF THE BOARD OF THE DIRECTORS

OF TELESIS NORTH COMMUNICATIONS INC.

“Elizabeth Forester”

Elizabeth Forester

Vice President of Sales & Marketing

The TSX Venture Exchange. has neither approved nor disapproved the information contained herein.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereto duly authorized.

TELESIS NORTH COMMUNICATIONS INC.. (Registrant) “Elizabeth Forester” By: Elizabeth Forester, Vice President Sales & Marketing

Dated:  April 3, 2003